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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 6)*

APPLIED ENERGETICS, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

462070 10 3
(CUSIP Number)

Brad L. Shiffman, Esq.
Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

October 23, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e, 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. 902939 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert Howard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 522,712
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 522,712
PERSON WITH	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,712
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON* IN

Page 2 of 4 Pages

EXPLANATORY NOTE

This Amendment is being filed solely to correct the percentage of the Common Stock beneficially owned by the Reporting Person and the number of outstanding shares of Common Stock used to calculate the Reporting Person’s percentage ownership as reflected in Amendment No. 6 to his Schedule 13-D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), issued by Applied Energetics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3590 East Columbia, Tucson, Arizona 85714.

Item 2. Identity and Background.

This statement is filed by Robert Howard (the "Reporting Person"). The address of the Reporting Person is 145 East 57th Floor - 4th Floor, New York NY 10022.  The Reporting Person is a United States citizen.

Item 4. Purpose of Transaction.

On October 8, 2009, the Reporting Person gifted 446,000 shares of Common Stock.  On October 23, 2009 and October 26, 2009, the Reporting Person sold an aggregate of 12,000,000 shares of Common Stock for aggregate proceeds of $3,033,963.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The percentage of Common Stock beneficially owned by the Reporting Person reflected in this Report is based upon 86,424,948 outstanding shares of Common Stock on August 5, 2009 according to the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2009. On October 26, 2009, the Reporting Person beneficially owned 522,712 shares of Common Stock of the Company which comprises less than 1% of the issued and outstanding Common Stock.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 27, 2009

/s/ Robert Howard
Robert Howard

Page 4 of 4 Pages